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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                               Commission File Number 001-8988

                           NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
             [ ] Form N-SAR

For period ended:  June 30, 1998
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[ ]  Transition Report on Form 10-K        [ ]  Transition Report on 10-Q
[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the transition period ended: ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________
______________________________________________________________________________


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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant ECC INTERNATIONAL CORP.
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Former name if applicable _____________________________________

Address of principal executive office (Street and Number)

  175 STRAFFORD AVENUE, SUITE 116
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City, state and zip code   Wayne, PA 19087-3377
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |        (a)  The reasons described in reasonable detail in Part III of
      |             this form could not be eliminated without unreasonable
      |             effort or expense;
      |
      |
      |        (b)  The subject annual report, semi-annual report, transition
      |             report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
      |             thereof will be filed on or before the 15th calendar day
[X]   |             following the prescribed due date; or the subject quarterly
      |             report or transition report on Form 10-Q, or portion thereof
      |             will be filed on or before the fifth calendar day following
      |             the prescribed due date; and
      |
      |        (c)  The accountant's statement or other exhibit required by Rule
      |             12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, Form N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


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     On July 7, 1998, the registrant announced the relocation of its corporate headquarters, staff and Instructional Systems Development Group from Wayne, Pennsylvania to the registrant's principal Systems Design and Production Center in Orlando, Florida. The relocation is expected to be completed by September 30, 1998. On August 27, 1998, the registrant announced a plan to wind down and discontinue the operations of the registrant's UK-based subsidiary, ECC Simulation Limited. The wind down is expected to be completed by March 1999.

     The foregoing matters have required significant attention from management which has resulted in an inability to file timely the registrant's Form 10-K for the fiscal year ended June 30, 1998. The registrant hereby represents that such reasons causing the inability to file timely the Form 10-K could not be eliminated by the registrant without unreasonable effort or expense. The registrant also hereby represents that the Form 10-K will be filed no later than the 15th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            Relland M. Winand                      (610) 687-2600
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                (Name)                       (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X]  Yes        [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [ ] Yes         [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                             ECC INTERNATIONAL CORP.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 1998                   By:  /s/ Relland M. Winand
                                                ----------------------
                                                Relland M. Winand
                                                Vice President, Finance


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